April 13, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Tenon Medical, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 7, 2022

File No. 333-260931

Dear Staff:

On behalf of Tenon Medical, Inc. (the “Company”), we have set forth below responses to comment 15 issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 27, 2021 with respect to the Company’s Draft Registration Statement. For your convenience, the text of the Staff’s comment 15 is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the response are references to the page numbers in Amendment No. 2 to the Form S-1 (the “Form S-1/A2”) submitted on April 7, 2022.

15. Once you have an estimated offering price or range, please explain the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Recently Granted Options

The Company did not issue any shares of its common stock or any options exercisable for shares of its common stock in 2020 or 2022. However, the Company did issue options exercisable for shares of its common stock in 2021. See pages 100 and 101 of the S-1/A2 for a description of all of the options granted by the Company. Options were granted on (i) May 1 and May 8 of 2021 with an exercise price of $5.20 (the “May Options”); (ii) July 8, July 19 and August 10 with an exercise price of $7.06 (the “July-August Options”); and (iii) October 8, 2021 with an exercise price of $7.50 (the “October Options”). Each exercise price was equal to the per share valuation of the Company’s common stock contained in a 409A valuation performed by an independent valuation firm. The valuation related to the May Options was dated December 31, 2020 (the “December 2020 Valuation”), the valuation related to the July-August Options was dated May 21, 2021 (the May 2021 Valuation”) and valuation related to the October Options was dated August 31, 2021 (the “August 2021 Valuation” and together with the December 2020 Valuation and the May 2021 Valuation, the “Valuations”). The methodology used in each Valuation, including the assumptions contained therein are described on page 64 of the S-1/A2. The Company performed an additional valuation in October 2021 which resulted in a valuation of its common stock at $9.28 per share, but no options were issued by the Company that were based on this valuation. All of the above prices reflect the 2 for 1 reverse split of the common stock effected on April 6, 2022.

Estimated IPO Price Range

As is typical in initial public offerings, the estimated IPO price range of $4.50 to $5.50 (the “Estimated IPO Price Range”) was not derived using a formal determination of fair value, but was determined by the Company based, in part, on input received from the underwriter including discussions with the board of directors and executives of the Company on April 4, 2022. Along with the input from the underwriter, among the factors considered in setting the Estimated IPO Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;
•	the Company’s financial condition and prospects;
•	progress and stage of development of The CATAMARAN System;
•	estimates of business potential and earnings prospects for the Company and the SI-Joint medical device industry in which it operates;
•	comparable valuations metrics for and recent performance of initial public offerings of companies in the medical device industry;
•	an assumption that there would be a receptive public trading market for SI-Joint medical device companies such as the Company; and
•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

Valuation Methodology

The December 2020 Valuation is within the Estimated IPO Price Range. The May Valuation and the August Valuation are above the Estimated IPO Price Range. A primary reason for the Estimated IPO Price Range being different than the May 2021 Valuation and the August 2021 Valuation is the difference in valuation methodology and weighting of outcomes and liquidity. Public market investors often use more qualitative and subjective methodologies to determine the price that they are willing to pay in an IPO and those methodologies can result in valuations that differ significantly from the valuations determined using the quantitative information utilized by the Company’s board of directors and prescribed by the American Institute of Certified Public Accountants. Moreover, the quantitative methodologies employed by third-party valuation firms include discounts to the estimated fair value for alternative events (such as staying private), discounts to present value and discount for lack of marketability, none of which apply to the Company in connection with its IPO valuation and the analysis of public market investors and the underwriter in their valuation analysis. Based on the foregoing, the Company believes that it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined by the American Institute of Certified Public Accountants, in its determination of fair value applied to the options granted in 2021 and has used a customary and reasonable methodology in its determination of the Estimated IPO Price Range.

Subsequent Option Grants

The Company’s board may approve additional grant of options on the effective date of the IPO registration statement. These options, should they be granted will be issued with an exercise price equal to the IPO per share price and will be appropriately described in the next filing of the S-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP